CUSIP No. 69439N 10 5	Page 1 of 9 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

PACIFIC HARBOUR CAPITAL LTD.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

69439N 10 5
(CUSIP Number of Class of Securities)

Thomas Pressello		Georges H.G. Yates
Pacific Harbour Capital Ltd.	with a copy to:	Perkins Coie LLP
Suite 1502, 543 Granville Street		1201 Third Avenue, 40th Floor
Vancouver, BC V6C1X8		Seattle, Washington 98101
604-697-0687		(206) 359-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2008
(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 69439N 10 5		Page 2 of 9 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas Pressello
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF	7	SOLE VOTING POWER 722,669(1)
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 370,655 (2)
	9	SOLE DISPOSITIVE POWER 722,669(1)
	10	SHARED DISPOSITIVE POWER 370,655 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED 1,093,324(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.09% (3)
14	TYPE OF REPORTING PERSON IN

______________________

(1)	Includes 352,014 fully vested options to purchase shares of Pacific Harbour Capital Ltd common stock that are exercisable within 60 days of the date of filing of this report.

(2)	This figure includes securities beneficially owned by the Pressello Trust for which Tom Pressello serves as a co- trustee. See Item 5.

(3)	The percentage is based on 7,247,703 shares of Common Stock outstanding as of January 28, 2008.

SCHEDULE 13D

CUSIP No. 69439N 10 5		Page 3 of 9 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael Reynolds
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF	7	SOLE VOTING POWER 1,601,074(1)
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,601,074(1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED 1,601,074(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.09% (2)
14	TYPE OF REPORTING PERSON IN

______________________

(1)	Includes 352,014 fully vested options to purchase shares of Pacific Harbour Capital Ltd common stock that are exercisable within 60 days of the date of filing of this report.

(2)	The percentage is based on 7,247,703 shares of Common Stock outstanding as of January 28, 2008.

SCHEDULE 13D

CUSIP No. 69439N 10 5		Page 4 of 9 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kenneth Pressello
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF	7	SOLE VOTING POWER None
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 370,655 (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 370,655 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED 370,655(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.11% (2)
14	TYPE OF REPORTING PERSON IN

______________________

(1)	This figure includes securities beneficially owned by the Pressello Trust for which Kenneth Pressello serves as a co-trustee. See Item 5.

(2)	The percentage is based on 7,247,703 shares of Common Stock outstanding as of January 28, 2008.

SCHEDULE 13D

CUSIP No. 69439N 10 5		Page 5 of 9 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Pressello Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF	7	SOLE VOTING POWER None
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 370,655
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 370,655
11	AGGREGATE AMOUNT BENEFICIALLY OWNED 370,655
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.11% (1)
14	TYPE OF REPORTING PERSON OO

______________________

(1) The percentage is based on 7,247,703 shares of Common Stock outstanding as of January 28, 2008.

CUSIP No. 69439N 10 5	Page 6 of 9 Pages

Item 1.	Security and Issuer.

     This Schedule 13D relates to the shares of common stock, without par value (the "Common Stock") of Pacific Harbour Capital Ltd. (the "Company") owned by the entities and individuals as set forth under Item 5.

     The principal executive offices of the Company are located at 543 Granville Street, Suite 1502, Vancouver, B.C. V6C 1X8.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed jointly on behalf of Thomas Pressello; Kenneth Pressello; the Pressello Trust; and Michael Reynolds (collectively, the "Reporting Persons").

(b)	The business address of the Reporting Persons is:

543 Granville Street, Suite 1502
Vancouver, B.C. V6C 1X8

(c)	(i) Thomas Pressello is the Chief Executive Officer and President of the Company. The Company's business address is set forth in Item 1 above, and is incorporated herein by reference.

(ii) Kenneth Pressello is a co-trustee of the Pressello Trust. The principle address of the Pressello Trust is set forth above in Item 2(b) above, and is incorporated herein by reference.

(ii) Mr. Reynolds is a director with the Company.

(iv) The Pressello Trust is a trust duly constituted pursuant to the laws of the Province of British Columbia.

(d) and (e)

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding of any violation of such laws.

(f)	Canada

SCHEDULE 13D

CUSIP No. 69439N 10 5	Page 7 of 9 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

(i) All shares of Common Stock acquired by Thomas Pressello were paid for by private funds of Mr. Pressello. The per share price paid by Mr. Pressello for such shares was Cdn$0.25.

(ii) All shares of Common Stock acquired by Michael Reynolds were paid for by private funds of Mr. Reynolds. The per share price paid by Mr. Reynolds for such shares was Cdn$0.25.

(iii) All shares of Common Stock acquired by the Pressello Trust were paid for out of the funds held by the trust. The per share price paid by the Pressello Trust for such shares was Cdn$0.25.

Item 4.	Purpose of Transaction

     On January 28, 2008, Thomas Pressello and the Pressello Trust collectively acquired 541,060 shares of Common Stock in the capital of the Company, representing approximately 7.5% of the outstanding shares of the Company. On January 28, 2008, Michael Reynolds acquired 541,060 shares of Common Stock in the capital of the Company, representing approximately 7.5% of the outstanding shares of the Company. The shares of Common Stock were purchased solely for investment purposes. Thomas Pressello, Kenneth Pressello, Michael Reynolds and the Pressello Trust will each review its investment position in the Company from time to time and its holdings may be increased or decreased in the future depending on a number of factors, including market and general economic conditions and other investment and business opportunities available to it.

     Except as described in this Statement, as of the date hereof, Thomas Pressello, Kenneth Pressello the Pressello Trust and Michael Reynolds have not formulated any specific plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (c) a sale or transfer of a material amount of assets of the Company; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Company

(a) and (b)

(i)Thomas Pressello beneficially owns or controls 1,093,324 shares of Common Stock. This figure includes 352,014 fully vested options to purchase shares of Common Stock that are exercisable within 60 days of the date of filing of this report and 370,655 shares of Common Stock held by the Pressello Trust for which Thomas Pressello serves as a co-

SCHEDULE 13D

CUSIP No. 69439N 10 5	Page 8 of 9 Pages

trustee. With respect to the 1,093,234 shares of Common Stock beneficially owned or controlled by Thomas Pressello, Mr. Pressello has the sole power to vote and dispose 722,669 shares of Common Stock and shares the power to vote and dispose 370,655 shares of Common Stock.

(ii)Kenneth Pressello beneficially owns or controls 370,665 shares of Common Stock as a result of the 370,655 shares of Common Stock held by the Pressello Trust for which Kenneth Pressello serves as a co-trustee. With respect to the 370,655 shares of Common Stock beneficially owned or controlled by Kenneth Pressello, Mr. Pressello shares the power to vote and dispose 370,655 shares of Common Stock.

(iii)Michael Reynolds beneficially owns 1,601,074 shares of Common Stock. This figure includes 352,014 fully vested options to purchase shares of Common Stock that are exercisable within 60 days of the date of filing of this report. With respect to the 1,601,074 shares of Common Stock beneficially owned by Mr. Reynolds, he has the sole power to vote and dispose 1,601,074 shares of Common Stock.

(iv)The Pressello Trust beneficially owns 370,655 shares of Common Stock. With respect to the 370,655 shares of Common Stock beneficially owned by the Pressello Trust, it shares the power to vote and dispose 370,655 shares of Common Stock.

(c)	(i) Pursuant to a Share Purchase Agreement dated as of January 28, 2008 between Thomas Pressello and Hartford Estate Holdings Ltd. ("Hartford"), Thomas Pressello purchased 370,405 shares of Common Stock at a price of Cdn$0.25 per share of Common Stock.

(ii) Pursuant to a Share Purchase Agreement dated as of January 28, 2008 between

Michael Reynolds and Hartford, Mr. Reynolds purchased 541,060 shares of Common Stock at a price of Cdn$0.25 per share of Common Stock.

(iii) Pursuant to a Share Purchase Agreement dated as of January 28, 2008 between the

Pressello Trust and Hartford, the Pressello Trust purchased 170,655 shares of Common Stock at a price of Cdn$0.25 per share of Common Stock.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to
Securities of the Company

See Item 5(c) above.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 Joint Filing Agreement, dated as of February 6, 2008, among the Reporting Persons.

SCHEDULE 13D

CUSIP No. 69439N 10 5	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 7, 2008

THOMAS PRESSELLO

By: “Thomas Pressello”
Thomas Pressello

KENNETH PRESSELLO

By: “Kenneth Pressello”
Kenneth Pressello

MICHAEL REYNOLDS

By: “Michael Reynolds”
Michael Reynolds

THE PRESSELLO TRUST

By: “Thomas Pressello”
Thomas Pressello, Trustee

By: “Kenneth Pressello”
Kenneth Pressello, Trustee